FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For August 29, 2005

DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Deswell Industries, Inc.:
     The Annual Shareholders Meeting of Deswell Industries, Inc. (the “Company”) will be held at the La Tache meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. South, Las Vegas, NV, USA 89109 on September 19, 2005 at 9:30 a.m. local time for the following purposes:
1.	To elect six members of the Board of Directors to serve for the ensuing year;

2.	To approve amendments of the Company’s 2003 Stock Option Plan to increase by 500,000 shares, to a total of 1,400,000 shares (giving effect to the Company’s three-for-two stock split of March 2005), the number of common shares of the Company that can be optioned and sold under the 2003 Stock Option Plan. A copy of the 2003 Stock Option Plan, as amended, by the board subject to shareholder approval is attached as Exhibit A to the Proxy Statement accompanying this Notice;

3.	To ratify the selection of BDO McCabe Lo & Company as the independent registered public accountants of the Company for the year ending March 31, 2006; and

4.	To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.
     Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on August 15, 2005 (the “Record Date”) will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors

C. P. Li
Secretary

Dated: August 29, 2005
Macao

PROPOSAL NO. 1
PROPOSAL 2
PROPOSAL 3
OTHER BUSINESS
SIGNATURES

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
PROXY STATEMENT
Meeting at 9:30 a.m. local time on September 19, 2005
     Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the “Company”) for use at the Annual Meeting of Shareholders to be held at the La Tache meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. South, Las Vegas, NV, USA 89109 on September 19, 2005 at 9:30 a.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the six (6) nominees for directors named herein; for approval of amendments of the Company’s 2003 Stock Option Plan to increase by 500,000 shares, to a total of 1,400,000 shares (giving effect to the Company’s three-for-two stock split of March 2005), the number of Common Shares that can be optioned and sold under the 2003 Stock Option Plan; and for the approval of BDO McCabe Lo & Company as the Company’s independent registered public accountants for the year ending March 31, 2006. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.
     The Company’s annual report, including financial statements for its fiscal year ended March 31, 2005, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.
     The Company’s annual report on Form 20-F for the year ended March 31, 2005, as filed with the Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao.
     Holders of Common Shares of record at the close of business on the Record Date will be entitled to vote at the Meeting and there were 14,923,730 Common Shares outstanding at that date.* No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the outstanding Common Shares at the Record Date. Each Common Share is entitled to one vote. Management recommends a vote FOR the election of directors named, FOR approval of amendments of the Company’s 2003 Stock Option Plan to increase by 500,000 shares, to a total

*	All share and per share information in this Proxy Statement, has been adjusted to reflect the Company’s three-for-two stock split effected in July 2002 and the Company’s three-for-two stock split effected in March 2005.

of 1,400,000 shares, the number of Common Shares that can be optioned and sold under the 2003 Stock Option Plan and FOR the selection of BDO McCabe Lo & Company as independent registered public accountants for the Company for the year ending March 31, 2006.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number is fixed at six.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.
Information Concerning Nominees
     Information concerning the nominees based on data provided by them is set forth below:
     Richard Lau, 60, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.
     C. P. Li, 59, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
     C. W. Leung, 50, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.
     Hung-Hum Leung, 59, has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
     Allen Yau-Nam Cham, 58, has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from the University of British Columbia, Canada.
     Wing-Ki Hui, 59, has been a director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
     No family relationship exists among any of the named directors or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.
     Compensation of Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2005 to all directors and officers as a group for services in all capacities was approximately $3,472,000. This includes amounts paid to Dickson Lam, Deswell’s former Director of Marketing for Plastic and Electronics Operations who retired in January 2005 and excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2005.
     Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees.
     The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.
     Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent registered public accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.

     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”
Stock Option Plans
     In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 1,012,500 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 549,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,561,500 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan.
     On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 1,125,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan.
     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 900,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan.
     On August 1, 2005, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 500,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. It is the approval of these same amendments by shareholders which is being sought at this Annual Meeting.
     The Company’s option plans are administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the option plans must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the option plans is 10 years.
     At the Record Date, options to purchase an aggregate of 3,586,500 common shares had been granted under the option plans, options to purchase an aggregate of 644,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.
Certain Related Party Transactions
     S. K. Lee is our Director of Administration and Marketing and General Manager in charge of administrative and marketing operations for electronic and metallic products; and M. C. Tam is our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic and metallic products. In January 2003, the Company issued to each of Messrs. Lee and Tam 125,940 of its Common Shares, or an aggregate of 251,880 Common Shares, to acquire an additional 20% (10% from each of Messrs. Lee and Tam) shareholding interest in Integrated International Limited, the Company’s subsidiary holding the outstanding shares of the company conducting the

Company’s electronic manufacturing operations, raising the Company’s interest in Integrated to 71% of Integrated’s outstanding shares. Messrs. Lee and Tam continue as minority shareholders of Integrated each owning 12% (together 24%) of its outstanding shares. At the time of the closing of this transaction on January 20, 2003, the market value of the 251,880 Deswell shares issued to Messrs. Lee and Tam was $4,423,000, based on the closing price on that date of $17.56 per share as reported on The Nasdaq Stock Market. During the years ended March 31, 2003 and 2004, Integrated made distributions to its shareholders, including Deswell, aggregating $1,609,000 and $426,000, respectively, with Messrs. Lee and Tam’s share of these distributions aggregating $708,000 and $102,000, respectively. Integrated made no distributions to its shareholders during the year March 31, 2005.
     During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products who retired in January 2005, and 10% by two other individuals, who were employees of J&K OEM. During the years ended March 31, 2003, 2004 and 2005, J&K OEM made distributions to its shareholders, including Deswell, aggregating $129,000, $935,000 and $289,000, respectively, with Mr. Lam’s share of these distributions amounting to $50,000, $365,000 and $113,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant since then. During the years ended March 31, 2004 and 2005, Triumph Wise did not make any distributions to its shareholders. During the year ended March 31 2005, J&KMCO made distributions to its shareholders, including Deswell, aggregating $1,255,000, respectively, with Mr. Lam’s share of these distributions amounting to $489,000.
     Since the Company completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.
     Control of the Company
     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of the Record Date, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
Name of beneficial owner	beneficially owned(1)
or identity of group	Amount		Percent
Richard Lau	3,872,325	(2)	25.7%
C. P. Li	3,737,491	(3)	24.8%
C. W. Leung	3,598,617	(4)	23.9%
Leesha Holdings Ltd.	3,453,750	(5)	23.1%
Royce & Associates, Inc. (6)	1,384,099		9.3%
Wellington Management Company, LLP (7)	1,244,628		8.3%
Micropower Enterprises Limited	1,143,750		7.7%
FMR Corp./ Edward C. Johnson 3d (8)	1,136,880		7.6%
M. C. Tam	153,851		1.0%
S. K. Lee	*		*
Eliza Y. P. Pang	*		*
Hung-Hum Leung	*		*
Allen Yau-Nam Cham	*		*
Wing-Ki Hui	*		*

*	Less than 1%.

(1)	Based on 14,923,730 Common Shares outstanding on the Record Date. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.

(2)	Consists of 3,453,750 Common Shares held of record by Leesha, 283,575 Common Shares held of record by Mr. Lau and options to purchase 135,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.

(3)	Consists of 3,453,750 Common Shares held of record by Leesha, 148,741 Common Shares held of record by Mr. Li and options to purchase 135,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4)	Consists of 3,453,750 Common Shares held of record by Leesha, 9,867 Common Shares held of record by Mr. Leung and options to purchase 135,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.

(5)	Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 3,453,750 Common Shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6)	Based on Amendment No. 5 to a Schedule 13G filed with the SEC on January 25, 2005.

(7)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2005.

(8)	Based on Amendment No. 2 to a Schedule 13G filed with the SEC on February 14, 2005.
PROPOSAL 2
TO APPROVE AMENDMENTS OF THE COMPANY’S 2003 STOCK OPTION PLAN TO INCREASE BY 500,000 SHARES, TO A TOTAL OF 1,400,000 SHARES (GIVING EFFECT TO THE COMPANY’S THREE-FOR-TWO STOCK SPLIT OF MARCH 2005), THE NUMBER OF COMMON SHARES OF THE COMPANY THAT CAN BE OPTIONED AND SOLD UNDER THE 2003 STOCK OPTION PLAN.
     The 2003 Stock Option Plan was originally adopted by the Company’s Board of Directors on August 20, 2003 and approved by shareholders at the Company’s Annual Shareholders Meeting held on September 30, 2003. As originally adopted and approved, 900,000 shares ( giving effect to the Company’s three-for-two stock split of March 2005) could be optioned and sold under the 2003 Stock Option Plan.
     On August 1, 2005, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 500,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The approval of these amendments of the 2003 Stock Option Plan is subject to the approval of shareholders, which the Company is seeking at the 2005 Annual Meeting of Shareholders. Except for amendments to increase to 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan, no other changes are being made to the 2003 Stock Plan (other than to reflect the Company’s three-for-two stock split of March 2005).
     The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees and that the availability of an additional number of shares to be covered by the 2003 Stock Option Plan is essential to the success of the Company. At the Record Date, options to purchase an aggregate of 3,586,500 common shares had been granted under all of the Company’s stock option plans, options to purchase an aggregate of 644,000 common shares were outstanding and no options to purchase common shares were available under any of the Company’s stock option plans for future grant under the option plans.
     The Board of Directors recommends that the shareholders approve the amendments of the Company’s 2003 Stock Option Plan to increase by 500,000 shares, to a total of 1,400,000 shares, the number of Common Shares that can be optioned and sold under the 2003 Stock Option Plan. The affirmative vote of a majority of all shares of the Company present at the meeting in person or by proxy is required to approve the amendments of the Company’s 2003 Stock Option Plan.

     The summary of the provisions of the 2003 Stock Option Plan, as amended, which follows, is not intended to be complete. A copy of the 2003 Stock Option Plan, as amended, is attached to this Proxy Statement as Exhibit A.
Summary of the Provisions of the 2003 Stock Option Plan, as Amended
     The purpose of the 2003 Stock Option Plan is to induce key employees to remain in the employ of the Company or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the 2003 Stock Option Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success
     The 2003 Stock Option Plan is administered by the Company’s Board of Directors (the “Board”). Subject to the express provisions of the 2003 Stock Option Plan, the Board has complete authority, in its discretion, to determine those key employees (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.
     Subject to the express provisions of the 2003 Stock Option Plan, the Board also has complete authority to interpret the 2003 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the 2003 Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the 2003 Stock Option Plan.
     An option may be granted under the 2003 Stock Option Plan only to an officer or other key employee or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.
     The option price is determined by the Board at the time the option is granted, but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board as of the date the option is granted.
     An option is considered granted on the date the Board acts to grant the option.
     The Board of Directors, without approval of the shareholders may terminate the 2003 Stock Option Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him under the 2003 Stock Option Plan.

     The term of each option granted under the 2003 Stock Option Plan will be for such option period not exceeding ten (10) years as the Board shall determine.
     Options under the 2003 Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.
     Options granted pursuant to the 2003 Stock Option Plan are to be evidenced by stock option agreements in such form as the Board shall adopt from time to time.
     In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the 2003 Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each Common Share reserved for issuance upon exercise of options pursuant to the 2003 Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the 2003 Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the 2003 Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.
     The Board of Directors, without approval of the shareholders, may amend from time to time the 2003 Stock Option Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the 2003 Stock Option Plan.

PROPOSAL 3
RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
     The Board of Directors has selected BDO McCabe Lo & Company as independent registered public accountants of the Company for the year ending March 31, 2006 and further directed that the Company submit the selection of independent registered public accountants for ratification by shareholders at the Company’s Annual Meeting. BDO McCabe Lo & Company has acted for the Company as independent registered public accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2005, 2004 and 2003. The Board of Directors recommends that the shareholders approve the selection of BDO McCabe Lo & Company as independent registered public accountants of the Company for the year ending March 31, 2006. The affirmative vote of a majority of all shares of the Company present at the meeting in person or by proxy is required to approve the selection of BDO McCabe Lo & Company as independent registered public accountants of the Company for the year ending March 31, 2006.
OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

C. P. Li
Secretary

Dated August 29, 2005
Macao

Exhibit A
2003 STOCK OPTION PLAN
OF
DESWELL INDUSTRIES, INC.
(As adopted August 20, 2003 and Amended August 1, 2005)1
     1. Purpose. The purpose of the Deswell Industries, Inc. 2003 stock option plan (the “Plan”) is to induce key employees and directors to remain in the employ or serve on the Board of Directors of Deswell Industries, Inc., a British Virgin Island international business company (hereinafter referred to as the “Company”) or of any subsidiary of the Company, and to encourage such employees and directors to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.
     2. Effective Date of the Plan. The Plan shall become effective on August 20, 2003, the date adopted by the Board of Directors.
     3. Stock Subject to Plan. The maximum number of Common Shares which may be issued pursuant to the exercise of options granted under the Plan is one million four hundred thousand (1,400,000) subject to the adjustments provided in paragraph 13 below. One million four hundred thousand (1,400,000) of the authorized but unissued Common Shares of the Company shall be reserved for issue upon exercise of options granted under the Plan (less any shares heretofore issued upon exercise of options heretofore granted under the Plan), subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized but unissued shares so reserved shall from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.
     4. Administration. The Plan shall be administered by the Board of Directors of the Company (the “Board”) or a committee of the Company’s Board of Directors (the “Committee”) consisting of not less than two members of the Board. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees and directors (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board or the Committee, if so appointed, may take into account the nature of the services rendered by respective employees, their

[1]	Reflects the Company’s three-for-two stock split of March 2005.

present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan.
     5. Eligibility. An option may be granted under the Plan only to officers or other key employees or directors of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.
     6. Option Price. The option price will be determined by the Board or the Committee, if so appointed, at the time the option is granted but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board or the Committee, if so appointed, as of the date the option is granted.
     7. Date of Option Grant. An option shall be considered granted on the date the Board or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board or the Committee, if so appointed, shall specify.
     8. Term of Plan. The Board of Directors, without approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.
     9. Term of Options. The term of each option granted under the Plan will be for such period (hereinafter referred to as the “option period”) not exceeding ten (10) years as the Board or the Committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under “exercise of options.”
     10. Exercise of Options. Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ or as a director of the Company or has his or her employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.
     11. Nontransferability. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

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     12. Agreements. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board or the Committee, if so appointed, shall from time to time adopt.
     13. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company, the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan or option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board or the Committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but not yet covered by an option and of shares then subject to an option or options, such adjustment shall be made by the Board or the Committee, if so appointed, and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by multiplying the option price then in effect by the fraction, the numerator of which shall be the number of shares issuable upon exercise of the options prior to such substitution or adjustment, and the denominator of which shall be the number of shares or the fraction of a share substituted for such shares or to which such shares shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.
     14. Amendments. The Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.
     In witness whereof, the Board of Directors of the Company has adopted and amended this Plan as of the dates and years above indicated.

DESWELL INDUSTRIES, INC.
By:
Richard Lau, Chairman of the
Board and Chief Executive Office

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DESWELL INDUSTRIES, INC.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 19, 2005
THIS PROXY IS SOLICITED ON BEHALF OF BOARD OF DIRECTORS
     The undersigned, having received notice of the Annual Meeting of Shareholders and the Proxy Statement of the Board of Directors furnished therewith, hereby appoints Richard Lau, C. P. Li and C. W. Leung, and each of them, attorneys of the undersigned (each with full power of substitution), for and in the name(s) of the undersigned to attend the Annual Meeting of Shareholders of Deswell Industries, Inc. (the “Company”) to be held at the La Tache meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. South, Las Vegas, NV 89109 on September 19, 2005 at 9:30 a.m. local time, and any adjournment or adjournments thereof, and there to vote and act in regard to all matters which may properly come before said meeting (except those matters as to which authority is hereinafter withheld) upon and in respect to all Common Shares of the Company upon or in respect of which the undersigned would be entitled to vote or act, and with all power the undersigned would possess, if personally present, and especially (but without limiting the general authorization and power hereby given) to vote and act as follows.
(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

▼ DETACH PROXY CARD HERE ▼

1. ELECTION OF DIRECTORS	☐	FOR all nominees listed below (except as indicated to the contrary below)	☐	WITHHOLD AUTHORITY to vote for all nominees listed below
(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee’s name below.)
Director Nominees: Richard Lau, C. P. Li, C. W. Leung, Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui

2.	To approve amendments of the Company’s 2003 Stock Option Plan to increase by 500,000 shares, to a total of 1,400,000 shares (giving effect to the Company’s three-for-two stock split of March 2005), the number of common shares of the Company that can be optioned and sold under the 2003 Stock Option Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3. To ratify the selection of BDO McCabe Lo & Company as independent registered public accountants for the year ending March 31, 2006.

☐ FOR	☐ AGAINST	☐ ABSTAIN
4.	In their discretion, the Proxies are each authorized to vote upon such other business as may properly come before the meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN
This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2 and 3.
The undersigned hereby confer(s) upon said attorneys Proxy discretionary authority to vote upon any other matters of proposals not known at the time of solicitation of this Proxy which may properly come before the meeting.
Attendance of the undersigned at said meeting or at any adjournment or adjournments thereof will not be deemed to revoke this Proxy unless the undersigned shall affi rmatively indicate thereat his intention to vote said shares in person. If a fi duciary capacity is attributed to the undersigned in imprint below, this Proxy is signed by the undersigned in that capacity.

Date:	, 2005

Signature(s)
IMPORTANT: In signing this Proxy, please write name exactly as appearing on imprint. For stock held jointly, each joint owners should personally sign. For stock held by corporation, please affix corporate seal.

▼	Please Detach Here	▼
You Must Detach This Portion of the Proxy Card Before Returning it in the Enclosed Envelope

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) DESWELL INDUSTRIES, INC. Date: August 29, 2005
By:
Richard Lau
Chief Executive Officer